SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02015831

March 5, 2002

RECEIVED
MAR 0 7 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 365

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

dlw 3/14

United States Sec Filing
March 5, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. News Release

February 20, 2002 – Sultan Options 26 claims adjacent to the Kena Property

February 25, 2002 – Drill data compilation extends high grade gold target for 2.5 kilometres.

February 28, 2002 – CDNX approval received on silver king properties

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 20, 2002

Ticker Symbol: SUL-cdnx
SEC 12g3-2(b): 82-4741

SULTAN OPTIONS 26 CLAIMS ADJACENT TO THE KENA PROPERTY

Sultan Minerals Inc. (SUL-cdnx) is pleased to report that it has entered into an option agreement with Arbutus Resources Ltd. ("Arbutus") of Vancouver, British Columbia, dated February 5, 2002, to acquire the Silver King Claim Group of properties located adjacent to and contiguous with its Kena Property, in the Kootenay District of British Columbia. The Agreement is subject to regulatory approval.

The Properties optioned from Arbutus consist of 24 crown grants and two claims held by record. The terms of the option are that Sultan must make total cash payments of $130,000 and issue 250,000 common shares to Arbutus over a three-year period from the date of regulatory approval of the Agreement. In addition to the above, Sultan must also make a cash payment to Arbutus in 2005 equal to the greater of (a) 120% of the 2006 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2005 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the three year payment period, Sultan will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to Arbutus, of 3.0% net smelter returns ("NSR") from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2002 as a base year) and a further 200,000 common shares of Sultan, due upon receipt of a positive feasibility study or commencement of commercial production. Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production, at which time the minimum per year royalty payable to Arbutus would be reduced to $20,000 (indexed to Statistics Canada Consumer Price Index using 2002 as a base year).

The Silver King claim group adjoins the Kena Gold Property and is located 1.5 kilometres southwest of the Gold Mountain discovery zone. This claim group hosts the historic Silver King Mine which was discovered in the fall of 1886 and after 1896 produced very rich silver-copper ore that gained fame in Canada, the U.S.A. and Britain. Production continued until October 1910 when the mine closed. Following the mine closure lessees carried out small-scale intermittent mining operations until 1958. During the early mine life ore was taken over a 7.2 kilometre tramway to the current location of Nelson, where it was processed in a 300 ton-per-day smelter. Production totaled 243,200 tons averaging approximately 665.15 g/t silver, 3.29% copper, 0.0069% lead, 0.0017%zinc and 0.043g/t gold.

Government records show that work in the 1960s and 1970s, including drilling of an additional 54 drill holes around the original workings, gave a proven reserve of 82,700 tons averaging 294.8g/t silver, 0.9% lead and 2.0% copper.(Source Minfile; reference Sproatt Silver Mines Ltd., statement of Material facts, Nov.7, 1975).

In 1998, the current property owners completed an induced polarization survey over a portion of the property. The geophysical survey shows a strong chargeability anomaly, associated with favorable Silver King Porphyry intrusive rocks, that has only been partially defined. The anomaly, situated about 300 metres southwest of the Silver King mine workings, is more than a 1000 meters long and up to 260 metres wide. This area of anomalous chargeability has not been previously drilled and will therefore be investigated by trenching and drilling during Sultan's 2002 exploration program.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 25, 2002

Ticker Symbol: SUL-cdnx
SEC 12g3-2(b): 82-4741

DRILL DATA COMPILATION EXTENDS HIGH GRADE GOLD TARGET FOR 2.5 KILOMETRES

Gold Mountain and Kena Gold Zones

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that a compilation of drill hole data on its Kena Gold Property, has been completed by the company's consultant, P&L Geological Services. The study involved the compilation and amalgamation of historic drill hole data with results from Sultan's 2001 program. Results of the program indicate that the high-grade gold mineralization found in the Gold Mountain Zone in 2001 occurs in a strong geophysical anomaly that can be traced for over 2500 metres to the south where it merges with results from historic drilling in the Kena Gold Zone.

The 2001 diamond drilling program in the Gold Mountain Zone consisted of 29 holes in the vicinity of the 2000 "discovery" trenches. Several of the drill holes returned very high, bonanza-grade gold mineralization (see News Release dated January 9, 2002). The highest gold grades came from hole 01GM-03 where a **1.23 metre interval graded 240.07 g/t gold** and from hole 01GM-08 where a **2 metre interval graded 172.10 g/t gold**. The high-grade intersections show a gold enriched zone that is spatially related to the contact between the Silver King Porphyry and the Elise footwall volcanics and can occur in either rock type.

In the current study the high-grade gold intersections obtained from recent and historic drill programs were reviewed and assessed in light of results of geochemical, geophysical, geological and structural information obtained from the 2001 program. The following table summarizes the higher-grade gold intersections from Sultan's 2001 diamond drill program, and from historic drill programs conducted in the 1980s and early 1990s. The attached map shows the locations of these drill holes.

HIGH GRADE GOLD INTERSECTIONS

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-01	20.00	22.00	**2.00**	**8.76***
01GM-02	54.00	60.00	**6.00**	**5.31**
Including	54.00	56.00	**2.00**	**12.92**
01GM-03	46.00	48.00	**2.00**	**5.44**
And	48.77	50.00	**1.23**	**240.07**
And	74.00	76.00	**2.00**	**29.84**
01GM-04	38.00	40.00	**2.00**	**6.04**
And	42.00	44.00	**2.00**	**7.38**
And	84.00	86.00	**2.00**	**16.34**

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-05	80.00	82.00	**2.00**	**8.28**
And	134.00	136.00	**2.00**	**5.43**
And	136.00	138.00	**2.00**	**12.07**
01GM-06	100.00	102.00	**2.00**	**5.11**
And	130.00	132.00	**2.00**	**18.86***
01GM-08	50.00	52.00	**2.00**	**13.82**
And	202.00	204.00	**2.00**	**8.73**
And	204.00	206.00	**2.00**	**172.10**
01GM-09	242.00	244.00	**2.00**	**10.74**
01GM-10	134.00	136.00	**2.00**	**6.54**
01GM-11	74.00	76.00	**2.00**	**5.90**
And	171.51	172.15	**0.64**	**10.92**
And	214.00	216.00	**2.00**	**5.53**
01GM-20	64.00	66.00	**2.00**	**15.56**
01GM-23	33.00	35.00	**2.00**	**6.83**
01GM-28	36.00	38.00	**2.00**	**7.81***
And	48.00	51.35	**3.35**	**18.87***
And	115.00	117.00	**2.00**	**16.53***
KK81-2	112.00	113.50	**1.50**	**5.82**
LK85-7	42.44	47.70	**5.26**	**5.20**
including	44.44	46.20	**1.76**	**9.05**
LK85-8	11.66	12.65	**0.99**	**12.16**
And	43.23	48.01	**4.78**	**5.98**
LK85-11	15.50	18.30	**2.80**	**5.57**
including	17.03	18.30	**1.27**	**11.60**
LK85-13	44.84	49.89	**5.05**	**8.24**
including	48.80	49.89	**1.09**	**27.88**
LK85-14	10.02	11.50	**1.48**	**6.87**
LK85-18	125.00	126.85	**1.85**	**6.32**
LK86-20	66.50	74.13	**7.63**	**5.24**
including	66.50	68.00	**1.50**	**13.94**
And	79.43	79.73	**0.30**	**15.13**
And	89.05	91.00	**1.95**	**5.27**
LK86-35	33.20	33.66	**0.46**	**13.90**
LK86-38	75.80	76.40	**0.60**	**14.23**
And	80.50	81.50	**1.00**	**5.10**
LK86-41	16.23	16.72	**0.49**	**11.49**
TK87-46	53.89	54.89	**1.00**	**50.80**
SP88-1	18.29	23.93	**5.64**	**7.21**
including	19.35	20.88	**1.53**	**13.12**
SP88-2	23.01	25.15	**2.14**	**5.94**
K90-1	102.00	105.00	**3.00**	**6.69**
including	103.50	105.00	**1.50**	**12.70**
SH90-6	160.00	161.50	**1.50**	**11.30**
NK91-3	214.30	215.00	**0.70**	**8.59**

NOTE: * = Au by metallics assay (remainder are by fire assay)

A strong spatial association occurs between the high-grade gold intersections and an induced polarization anomaly that extends for 2.5 kilometres south from the Gold Mountain discovery zone to the Kena Gold Zone. The study also found that the high-grade intersections occur within an envelope of elevated gold assays. Wall rock assays on both side of these high-grade intersections averaged 0.89 g/t gold. Structural geology studies suggest that the high-grade gold intersections most probably occur along a series of sub-parallel structures that cross the regional geologic trend at an oblique angle.

The size, trend, and distribution of the high-grade gold bearing structures are being investigated by a detailed 1,500 metre drill program that is currently underway. This detailed drill program is expected to be completed in approximately four weeks.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


SULTAN MINERALS INC.
Location of High Grade Gold Assays
Kena Property, British Columbia
Gold Mountain Zone
Kena Gold Zone
Fault
Fault
2.5 Kilometres
LEGEND
Apparent Chargeability of >20 mV/V
High Grade Gold target to be tested by future drilling
K90-1 High Grade Gold Drill Hole Location
0 400 metres
400W 200W 0 200E 400E 600E 800E 1000E
600W 400W 200W 0 200E 400E 600E 800E 1000E
L2100 N
L2000 N
L1900 N
L1800 N
L1700 N
L1600 N
L1500 N
L1400 N
L1300 N
L1200 N
L1100 N
L1050 N
L1000 N
L900 N
L800 N
L700 N
L600 N
L500 N
L400 N
L300 N
L200 N
L100 N
L0 N
L5600
L5500
L5400
L5300
L5200
L5100
L5000
L4900
L4800
GM-11 10.9 g/t
GM-08 172.1 g/t
GM-05 12.1 g/t
GM-10 6.5 g/t
GM-01,02,03 240.1 g/t
GM-04 16.3 g/t
GM-23 6.8 g/t
GM-28 18.9 g/t
GM-06 18.9 g/t
GM-09 10.7 g/t
GM-20 15.5 g/t
SP-88-1,2 13.1 g/t
K90-1 12.7 g/t
TK87-46 50.8 g/t
LK86-35 13.9 g/t
LK85-8 12.1 g/t
LK85-7 9.1 g/t
LK85-11 11.6 g/t
LK86-41 11.5 g/t
LK86-20 13.9 g/t
LK86-38 14.2 g/t
KK81-2 5.8 g/t
LK85-13 27.9 g/t
NK91-3 8.6 g/t
LK85-14 6.8 g/t
LK85-18 6.3 g/t
Gold Mountain Zone
Kena Gold Zone
Legend
Kena Property
0 4000 metres

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 28, 2002

Ticker Symbol: **SUL-cdnx**
SEC 12g3-2(b): 82-4741

CDNX APPROVAL RECEIVED ON SILVER KING PROPERTIES

Sultan Minerals Inc. (SUL-cdnx) is pleased to report that the CDNX has accepted for filing an option agreement dated February 5, 2002, between the Company and Arbutus Resources Ltd. (the "Agreement").

The Properties optioned from Arbutus consist of 24 crown grants and two claims held by record. The terms of the option are that Sultan must make total cash payments of $130,000 and issue 250,000 common shares to Arbutus over a three-year period from the date of regulatory approval of the Agreement. In addition to the above, Sultan must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2005.

In exchange for the above cash and share payments, and at the end of the three year payment period, Sultan will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to Arbutus, of 3.0% net smelter returns ("NSR") from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2002 as a base year) and a further 200,000 common shares of Sultan, due either upon receipt by Sultan of a positive feasibility study or commencement of commercial production. Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production, at which time the minimum per year royalty payable to Arbutus would be reduced to $20,000 (indexed to Statistics Canada Consumer Price Index using 2002 as a base year).

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance. The 50,000 common shares to be issued pursuant to the agreement will have a four-month hold period expiring June 30, 2000.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com